UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUERPURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: October 2025

Commission File Number: 001-39557

Core AI Holdings, Inc.
(Translation of registrant’s name into English)

7404 King George Blvd., Suite 200, King’s Cross

Surrey, British Columbia V3W 1N6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

Closing of Merger

On October 3, 2025 (the “Effective Date”), Core AI Holdings, Inc. (f/k/a Siyata Mobile Inc.), a corporation existing under the laws of the Province of British Columbia (the “Company”), closed the merger contemplated by the Amended and Restated Merger Agreement (the “Merger Agreement”) by and among the Company, Core Gaming, Inc., a Delaware corporation (“Core”), and Siyata Core Acquisition U.S., Inc., a Delaware Corporation and wholly-owned subsidiary of the Company (“Merger Sub”), pursuant to which Core merged (the “Merger”) with and into Merger Sub, with Core continuing as the surviving entity and a wholly owned subsidiary of the Company.

Pursuant to the terms of the Merger Agreement, in exchange for the outstanding shares of Core’s common stock, the Company issued an aggregate of 67,302,300 (the “Shares”) of its common shares, no par value per share, to the former shareholders of Core.

The Company’s common shares will begin trading on the Nasdaq Capital Market, on a post-Merger basis, on October 7, 2025, under the symbol CHAI.

Name Change

On October 2, 2025, in anticipation of the closing of the Merger, the Company filed a Certificate of Change of Name with the Province of British Columbia, Canada, changing the Company’s name from Siyata Mobile Inc. to Core AI Holdings, Inc. The Certificate of Change of Name is attached hereto as Exhibit 3.1.

Share Consolidation

In connection with the start of post-Merger trading of the Company’s common shares, on October 7, 2025, the Company will effectuate a 1 for 4 share consolidation of its authorized share capital, such that every 4 common shares, no par value, in the authorized share capital of the Company be consolidated into 1 common share, no par value (the “Share Consolidation” or “Reverse Split”).

The Reverse Split was approved by the Company’s board of directors on August 22, 2025 and shall be effective, and the common shares are expected to begin trading on a Reverse Split-adjusted basis, when the market opens on October 7, 2025. The Reverse Split is intended to allow the Company to trade at above the $4 minimum price required for issuers initially listing on the Nasdaq Capital Market.

Following the closing of the Merger, as of October 6, 2025, there were 79,689,523 of the Company’s common shares outstanding. Effecting the Reverse Split will reduce the number of outstanding common shares to approximately 19,922,381.

In connection with the Reverse Split, the CUSIP number for the common shares has changed to: 83013Q871.

Treatment of Share Options, Warrants and Restricted Shares

The number of common shares into which the Company’s outstanding options, warrants and restricted shares, as well as the options’ and warrants’ relevant exercise price per share, will be proportionally adjusted to reflect the Reverse Split.

Fractional Shares

Any fractional shares that would have resulted because of the Reverse Split will be rounded up to the nearest whole share.

Officers and Directors of the Company

Pursuant to the Merger Agreement, effective as of the effective time of the Merger (the “Effective Time”) the Company’s directors and executive officers (except for its Chief Financial Officer) resigned and the Company’s Board of Directors appointed a new Chief Executive Officer and new Directors. As of the Effective Time, our Board of Directors consists of Marc Seelenfreund, Aitan Zacharin, Luisa Ingargiola, Thomas Tarala, and Mordechai Stenge, Aitan Zacharin serves as our Chief Executive Officer, and Gerald Bernstein continues to serve as our Chief Financial Officer. Certain biographical information about our Directors and executive officers is set forth below.

Marc Seelenfreund, age 56, is the Founder and was the Chief Executive Officer of the Company from July 2015 until the Effective Time. Mr. Seelenfreund has over 20 years’ experience in the telecom and cellular arena as founder of a leading telecom distribution company representing multiple global telecom vendors. From August 2004 to July 2015, he was the Chief Executive Officer of Accel Solutions Group Ltd. (TASE: ACCL), a key importer and integrator of advanced telecom equipment into the Israeli telecom market. Accel’s products and services included importing and distribution of mobile devices, including smartphones and feature phones, integration of cloud software, and distribution and integration of networking equipment including routers and mobile broadband solutions. Marc Seelenfreund received a law degree from Bar Ilan University and is the Chairman of Ono Academic College.

We believe that Mr. Seelenfreund’s knowledge of the Company’s Siyata Mobile legacy business, including his long tenure in the telecom industry and experience as Chief Executive Officer of an SEC reporting company for the last 10 years, qualifies him to serve as a director of the Company.

Aitan Zacharin, age 41, has served as the Chief Executive Officer and a Director of Core since its formation in May 2024. Mr. Zacharin is a seasoned executive with broad knowledge in building and managing businesses across the biopharmaceutical, healthcare, technology, and consumer products (“CPG”) sectors. Mr. Zacharin has founded and operated multiple companies, from seed stage to listing on U.S. stock exchanges, with collective valuations of over $1.5 billion.

From March 2011 to November 2012, he was the Chief Marketing Officer, Chief Information Officer and a Director of Fuse Science Inc., a biotech and CPG company that developed patented technologies to deliver medicines faster and more efficiently into the body. Mr. Zacharin was instrumental in securing distribution through big box retailers, and led the launch of the Powered By Fuse brand and the celebrity and professional athlete endorsement marketing programs. In 2014 he joined the board of directors of MediClic and led the negotiation of a buyout offer by global telehealth leader Teladoc Health, Inc. (NYSE: TDOC). In 2018, Mr. Zacharin co-founded and since such time has served as the Chief Executive Officer and a Director of The Greater Cannabis Company, Inc. (d/b/a GCANRx), a publicly traded biopharmaceutical company focused on novel therapeutics for neuropsychiatric disorders. In this role, he led the regulatory approval of a double-blind Phase 2 clinical study for autism spectrum disorders. In 2019, Mr. Zacharin co-founded a predecessor company of, and from April 2022 to February 2025 served as the Head of Investor Relations for, Connexa Sports Technologies Inc. (f/k/a Slinger Bag Inc.) (Nasdaq: YYAI). From 2019 to November 2024, Connexa was a connected sports equipment and technology company. In his role as Head of Investor Relations, he oversaw multiple capital raises as well as the development and implementation of a comprehensive public relations and investor relations strategy, facilitating a June 2022 uplisting to the Nasdaq Stock Market LLC (“Nasdaq”). In November 2024, pursuant to a merger transaction, Connexa switched its business model to operating in the emerging love and marriage market sector. In 2020, he led an investor group and negotiated an acquisition of Vogue Recovery Center, a multi-state operator offering substance abuse disorders treatment at locations in Nevada, Arizona and California. Between 2022 and 2024, he served as a strategic advisor for a number of Nasdaq issuers seeking strategic alternatives, such as Fusion Fuel Green PLC (Nasdaq: HTOO) and LQR House Inc. (Nasdaq: YHC), and led efforts to identify targets, structure mergers and facilitate business combinations. Mr. Zacharin holds dual degrees from the University of South Florida and actively serves on various boards, both professionally and philanthropically.

We believe that Mr. Zacharin is qualified to serve on the Board given his vast experience in serving as director and a C-level executive of multiple global corporations in various industries, in addition to his experience in the capital markets, mergers and acquisitions, and public markets.

Luisa Ingargiola, age 58, has been the Chief Financial Officer of Avalon GloboCare Corp. (Nasdaq: ALTB) since February 2017. Ms. Ingargiola has served as a Director and Audit Committee Chair of Vision Marine Technologies, Inc. (Nasdaq: VMAR) since December 2020, BioCorRx Inc. (OTCQB: BICX) since April 2018, a Director of Fusion Fuel Green PLC (Nasdaq: HTOO) since February 2025, where she serves on the board’s Audit (Chair), Nominating and Compensation Committees, and as a Director of Dragonfly Energy Holdings Corp. (Nasdaq: DFLI) since June 2021. Ms. Ingargiola was also a Director and Audit Committee Chair of AgEagle Aerial Systems Inc. (NYSE American: UAVS) from May 2018 to November 2022 and the Company from December 2020 to December 2021, and served as a Director of Xos, Inc. from March 2024 to June 2025, ElectraMeccanica Vehicles Corp. from March 2018 to March 2024 (when it was acquired by Xos), and Progress Acquisition Corp. from November 2020 to February 2023. Ms. Ingargiola graduated from Boston University with a bachelor’s degree in Business Administration and a concentration in Finance. She also received a Master of Health Administration from the University of South Florida.

We believe that Ms. Ingargiola’s knowledge of accounting and SEC reporting requirements as a result of her service as Chief Financial Officer of a public company and as a director and audit committee Chair of other public companies qualifies her to serve on our board of directors.

Thomas Tarala, age 59, has served as Chief Executive Officer and Director of Connexa Sports Technologies Inc., a company that, through its subsidiary, operates a proprietary AI matchmaker application designed to integrate with existing “Big Data” models and to provide an ability to connect to other larger AI models, since November 2024. since November 2024. Mr. Tarala has 30 years of international corporate finance experience in New York, London, and Hong Kong, including as a partner at two leading international law firms. At Baker McKenzie from March 2022 to May 2024 and Hogan Lovells earlier in his career, Mr. Tarala led U.S. securities practices in Hong Kong, advising on equity and debt transactions, as well as cross-border joint ventures involving companies listed on Nasdaq. With a particular focus on the technology sector, he acted for companies and investment banks in Mainland China, Hong Kong, and Southeast Asia, including on award-winning transactions in the region.

As General Counsel of HNA Group (International) Company Limited, the overseas headquarters of one of the largest private conglomerates in China, from July 2017 to March 2022, Mr. Tarala worked closely with the business teams on a wide range of corporate and finance transactions, including multi-billion dollar acquisitions and divestments of household-name companies, the sale of airlines, and a range of investments ranging from New York and London skyscrapers to global technology companies, as well as numerous companies that were number one globally in their respective fields.

Mr. Tarala graduated magna cum laude and Phi Beta Kappa from Georgetown University with a Bachelor of Science degree in Foreign Service and holds a Juris Doctor degree from the University of Virginia School of Law. He speaks English, French, Spanish, and Mandarin and is qualified to practice law in New York, Connecticut, Florida, England and Wales, and Hong Kong.

We believe that Mr. Tarala’s qualifications to serve on the Board include his experience with technology companies as well as his knowledge and experience of U.S. Securities and Exchange Commission (“SEC”) reporting and Nasdaq requirements, including as a current director and Chief Executive Officer of a Nasdaq-listed company.

Mordechai Stenge, age 46, is a co-founder and since October 2021 has served as the Chief Financial and Chief Operating Officer of TextGrid, Ltd., a technology communications platform, where he oversees the company’s strategic operations, cost structure optimization, financial modeling, and infrastructure scaling to support its growth. He has also served as Chief Financial and Chief Operating Officer at Patient Communicator Ltd., which provides patient engagement software that helps dental and medical practices dramatically reduce no-shows, increase revenues, and optimize office efficiency, since May 2017. He also served as Chief Operating Officer of The Greater Cannabis Company, Inc., from January 2023 to January 2024. In this role, he advised the executive team on financial strategy, operational efficiency, and market expansion. Prior to that he served as Chief Operating Officer of Cantek Global, Ltd., which imports, develops, stores, packages and distributes medical cannabis products, from January 2020 to February 2022, where he managed financial resource allocation and strategic planning for IT investments and ensured the efficient capital deployment for technology operations.

We believe that Mr. Stenge brings a strong blend of operational leadership, financial strategy, and growth management experience that qualifies him to serve as a Director. Over the course of his career, he has held multiple executive roles as discussed above, particularly as co-founder and Chief Financial Officer at TextGrid and Chief Financial/Operations Officer at Patient Communicator. These roles have required deep engagement with financial oversight, cost controls, financial reporting, liaising with accounting and financial consultants, provide internal control and governance oversight, and involve him assisting with crisis management—key competencies for effective board-level governance. He also has direct experience in managing cross-functional teams and leading company-wide transformations that delivered measurable financial outcomes, such as doubling revenue and reducing churn through realigned customer success initiatives, and generating a 200% return on investment, through performance-driven digital marketing strategies. These collective experiences, particularly in finance, directly align with the oversight responsibilities of a Board Director, and we are confident in his ability to add value to the Company in that capacity.

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Gerald Bernstein, age 61, has been Chief Financial Officer of the Company since July 2016. Prior to joining the Company, Mr. Bernstein was the VP Finance of Pazazz Printing Inc., a printing and fulfillment service to ensure a seamless flow throughout projects including printing, graphic design, direct marketing, fulfillment and logistics, from July 2015 until June 2016. Previously, Mr. Bernstein served as the VP Finance of Amcor Holdings Inc., an international real estate development and management company, from July 2013 until February 2015. From September 2003 until July 2015, Mr. Bernstein was a self-employed certified public accountant consultant, working on various mandates in mortgage financing, tax planning, turnaround, process re-engineering and private equity due diligence. Mr. Bernstein holds a Bachelor of Commerce Degree and a Graduate Diploma in Public Accountancy from McGill University. Mr. Bernstein has been a member of the Canadian Institute of Chartered Professional Accountants since 1987.

None of our directors or executive officers has a family relationship.

Our Board of Directors has determined that Ms. Ingargiola and Messrs. Tarala and Stenge qualify as “independent directors” within the meaning of Nasdaq’s rules. The Company’s Audit Committee consists of Ms. Ingargiola (Chair) and Messrs. Stenge and Tarala. The Company’s Compensation Committee consists of Mr. Stenge and Ms. Ingargiola.

Related Agreements

Registration Rights Agreement

On the closing date of the Merger, we entered into a registration rights agreement with the former shareholders of Core pursuant to which the Company agreed to file a registration statement under the Securities Act of 1933 to register the resale by the Holders of the Shares and any other equity security of the Company issued or issuable with respect to the Shares as permitted by Rule 415 under the Securities Act, subject to certain requirements and customary conditions. The registration rights agreement also provides for customary demand and piggyback registration rights.

Employment Agreement with Aitan Zacharin

Effective as of the Effective Time, we entered into an Employment Agreement with Aitan Zacharin pursuant to which he serves as our Chief Executive Officer. Mr. Zacharin’s employment agreement provides for an initial term of five years ending on October 3, 2030, and automatically renews for an additional five-year term unless he provides the Company with written notice of termination prior to the expiration of the initial term. The agreement provides for an initial annual base salary of $550,000, subject to increases on January 1 of each year if and to the extent that the Company’s annual revenue for immediately preceding calendar year falls within the corresponding band set forth therein, which ranges from $650,000 if annual revenue is at least $100 million to $1.5 million if annual revenue exceeds $400 million. The agreement also provides that Mr. Zacharin will have the opportunity to earn an annual performance bonus, with the target annual bonus based on annual revenue for the prior year, ranging from an amount equal to 50% of his base salary if annual revenue is below $100 million and 100% of his base salary if annual revenue is at least $100 million to 250% of base salary if annual revenue is greater than $500 million, provided that the target annual bonus will not subsequently decrease even if there is a decrease in annual revenue in a future year, and subject to upward or downward adjustment based on the achievement of Company and/or individual performance goals as determined by the Compensation Committee of the Company’s Board of Directors. Mr. Zacharin is also eligible to receive, subject to approval by the Compensation Committee, annual equity awards in the form of stock options, restricted stock, or a combination thereof, with a grant-date valuation equal to 100% of his then-current base salary.

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Pursuant to the terms of his employment agreement, the Company may terminate Mr. Zacharin’s employment and his employment agreement for Cause, as defined in the agreement, or without Cause pursuant to mutual agreement in writing, and Mr. Zacharin may terminate his employment with Good Reason, as defined in the agreement, or without Good Reason with the prior written consent of the Company upon 21 days’ prior written notice to the Company. Zacharin’s employment and the agreement will also terminate upon Mr. Zacharin’s death or his failure to be able to perform his duties for at least 60 days by reason of disability, as described in the agreement. Upon termination by the Company without Cause or by Mr. Zacharin for Good Reason, in either case outside of a Change in Control (as defined in the agreement), Mr. Zacharin is entitled to receive: (i) a lump sum cash payment equal to 36 months of his then-current base salary; (ii) a prorated portion of his target annual bonus for the year in which the termination occurs, based on the number of days elapsed in such fiscal year through the date of his termination, payable in a lump sum; (iii) continued healthcare coverage for him and his eligible dependents at the Company’s expense (or a cash payment in lieu thereof) for a period of 36 months following termination; and (iv) accelerated vesting of any then-outstanding equity or long-term incentive awards to the extent set forth in the applicable award agreement. If Mr. Zacharin’s employment is terminated by the Company without Cause or by Mr. Zacharin for Good Reason, in either case within two years after a Change in Control, then Mr. Zacharin is entitled to receive: (i) a lump sum cash payment equal to 60 months of his then-current base salary; (ii) continued health coverage for him and his eligible dependents at the Company’s expense (or a cash payment in lieu thereof) for a period of 36 months following his termination; (iii) a lump sum special bonus equal to 5% of the market capitalization of the Company (on a fully diluted basis) or, in the event of a Change in Control involving a surviving corporation, 5% of the increased valuation of the surviving corporation (as determined by the definitive agreement or highest market cap within 30 days post-transaction), payable in cash, restricted stock, or a combination thereof, at Mr. Zacharin’s election within 15 days following his termination date; and (iv) fully accelerated vesting of all outstanding equity and long-term incentive awards, and any unexercised portion of such awards shall remain exercisable for their remaining term. All such termination payments are subject to Mr. Zacharin’s execution and non-revocation of a general release of claims in favor of the Company within 60 days following his termination. The agreement also contains confidentiality, non-competition, non-solicitation and non-disparagement provisions.

Foreign Private Issuer Exemption

Under Nasdaq rules, as a “foreign private issuer” as defined by the U.S. Securities and Exchange Commission, the Company may elect to follow certain corporate governance practices permitted under the laws of Canada, and more specifically, British Columbia, in lieu of compliance with corresponding corporate governance requirements otherwise imposed by Nasdaq for U.S. domestic issuers.

In accordance with applicable Canadian law and practice and subject to the exemption set forth in Rule 5615 of Nasdaq’s listing rules, the Company has elected to follow home country practice in lieu of Nasdaq corporate governance requirements with respect to the following Nasdaq requirements:

•	Distribution of periodic reports to shareholders; proxy solicitation. As opposed to the Nasdaq rules, which require listed issuers to make such reports available to shareholders in one of a number of specific manners, the Company’s home country rules do not require it to distribute periodic reports directly to shareholders, and the generally accepted business practice is not to distribute such reports to shareholders but to make such reports available through a public website. In addition to making such reports available on a public website, the Company will continue to make its audited financial statements available to its shareholders at its offices and will only mail such reports to shareholders upon request. As a foreign private issuer, the Company is exempt from the SEC’s proxy solicitation rules.

•	Quorum. While Nasdaq rules require that the quorum for purposes of any meeting of the holders of a listed company’s common voting stock, as specified in a company’s constating documents, be no less than 33 1/3% of the company’s outstanding common voting stock, under the Company’s home country rules a company is entitled to determine in its articles the number of shareholders and percentage of holdings required for a quorum at a shareholders meeting. Our articles of association provide that the quorum for the transaction of business at a meeting of shareholders is two persons who are, or represent by proxy, shareholders holding, in the aggregate, at least 5% of the shares entitled to be voted at the meeting. The quorum set forth in our articles with respect to an adjourned meeting, however, consists of one or more shareholders entitled to attend and vote at the meeting if the standard required quorum is not present within half an hour from the time set for the holding of such adjourned meeting.

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•	Majority Independent Directors. The corporate governance practice in the Company’s home country does not require a majority of its board of directors to consist of independent directors. Thus, although the Company’s directors must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on our management may decrease as a result. Our Board of Directors has, however, determined that Luisa Ingargiola, Thomas Tarala, and Mordechai Stenge qualify as independent directors, as defined in Nasdaq’s listing rules, and as such, our Board does currently consist of a majority of independent directors.

•	Shareholder Approval Requirements. Nasdaq rules require that a listed company obtain shareholder approval prior to certain dilutive events, including a transaction other than a public offering involving the sale of 20% or more of the company’s common shares outstanding prior to the transaction for less than the greater of book or market value of the stock. The Company does not follow this rule. Instead, the Company complies with British Columbia corporate and securities laws, which do not require shareholder approval for dilutive events unless the Company were to dispose of all or substantially all of its assets and operations.

In addition, Nasdaq rules require shareholder approval of most equity compensation plans and material revisions to such plans, as well as with respect to the sale of the Company’s securities at a discount to their market value to an officer, director, employee or consultant. The Company does not follow this rule. Instead, we comply with British Columbia corporate and securities laws, which do not require shareholder approval of equity compensation plans or most discount to market offerings of securities unless otherwise indicated in the company’s articles of association.

•	Compensation Committee. The Company follows home country rules with respect to the composition and responsibilities of its compensation committee.

Major Shareholders and Related Party Transactions

Major Shareholders

The following table sets forth certain information as of the Effective Date concerning the beneficial ownership of our common shares for (i) each person who is the beneficial owner of more than 5% of the issued and outstanding common shares, (ii) each of our directors and executive officers, and (iii) all executive officers and directors as a group.

Beneficial ownership has been determined in accordance with the rules of the SEC and is calculated based on the number of common shares issued and outstanding as of the Effective Date but on a post-Reverse Split basis (estimated), or 19,922,381 common shares. Common shares subject to options, warrants, or other securities convertible into or pursuant to which the holder has the right to acquire common shares that are currently exercisable or convertible, or that are exercisable or convertible within 60 days of the Effective Date, are deemed outstanding for computing the percentage of the person holding the option, warrant, or other such security but are not deemed outstanding for computing the percentage of any other person. Under the SEC’s rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest.

Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all common shares that they beneficially own.

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Name and Address of Beneficial Owner	Common Shares Owned Beneficially	Percent of Class
Five Percent or Greater Shareholders
Eniac AI Limited(1)	4,038,138	20.27
Eland Toyar Limited(2)	4,038,138	20.27
Bedford Country Limited(3)	1,682,558	8.45
Rakefet LLC(4)	1,626,478	8.16
Vilna Investments Ventures Limited(5)	1,626,479	8.16
TechTime Ventures, Ltd(6)	1,388,110	6.97
EagleThink Technology Limited(7)	1,388,110	6.97
Yukin Wu (8)	1,177,791	5.91
Directors and Officers
Aitan Zacharin, Chief Executive Officer and Director(9)	1,626,478	8.16
Gerald Bernstein, Chief Financial Officer	1	*
Marc Seelenfreund, Director(10)	588,240	2.9
Luisa Ingargiola, Director	0	—
Thomas Tarala, Director	0	—
Mordechai Stenge, Director	0	—
All directors and officers as a group (6 persons)	2,214,719	10.8

* Less than 1%.

(1)	Consists of 2,019,069 common shares owned of record directly by Eniac AI Limited and 2,019,069 common shares owned of record by Eland Toyar Limited, both of which are 100% owned by Xiaoxu Yang. The address of Eniac AI Limited is Suite 23, 1st Floor, Eden Plaza, Eden Island, Mahe, Republic of Seychelles.
(2)	Consists of 2,019,069 common shares owned of record directly by Eland Toyar Limited and 2,019,069 common shares owned of record by Eniac AI Limited, both of which are 100% owned by Xiaoxu Yang. The address of Eland Toyar Limited is 28 Traciann Dr, Hamlin, NY 14464.
(3)	Bedford Country Limited is 100% owned by Xi Li. Its address is OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, VG1110.
(4)	Rakefet LLC is 100% owned by Elana Zacharin, the mother of Aitan Zacharin. Its address is 2311 Falls Gable Ln. E. Baltimore, MD 21209.
(5)	Vilna Investments Ventures Limited is 100% owned by Matthew Moshal. Its address is House of Francis, Room 303, LLe Du Port, Mahe, Seychelles.
(6)	TechTime Ventures Ltd is 100% owned by Dianxiang Wu. Its address is 2/F, Palm Grove House, Port Purcell, Road Town, Tortola, British Virgin Islands, VG1110.
(7)	EagleThink Technology Limited is 100% owned by Yuxin He. Its address is Unit 8, 3/F, Qwomar Trading Complex, P.O. Box 3340, Road Town, Tortola, British Virgin Islands, VG1130.
(8)	The address for Yukun Wu is Room7 04, Block E, Xinjiekou Building, No. 22 Donbin Nanshan District, ShenZhen, China.
(9)	Consists of 1,626,483 common shares held by Sapir LLC, which is 100% owned by Mr. Zacharin. Mr. Zacharin’s address is 1 Netiv Halamed H, Kibbutz Netiv Halamed H, Israel 9985500.
10

Consists of four common shares owned directly and 588,236 common shares that Mr. Seelenfreund has the right to purchase pursuant to a pre-funded common stock purchase option between him and the Company.

Related Party Transactions

Other than as disclosed herein, and except for regular salary and bonus payments, including any equity-based issuances, made to our directors and officers in the ordinary course of business, there have been no transactions since January 1, 2022, or any currently proposed transaction or series of similar transactions, to which we were or are to be a party in which the amount involved exceeds $120,000 and in which any of current or former director or officer of the Company, any 5% or greater shareholder of ours’ or any member of the immediate family of any such persons had or will have a direct or indirect material interest.

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Additional Information

The Company continues to operate its cellular handsets and accessories business and now also operates Core’s gaming business through its Core subsidiary. For additional information about Core’s business and operations, please see the Company’s Form 6-K filed with the SEC on February 26, 2025.

The Company previously filed updated financial statements for Core and pro forma financial statements reflecting the combined operations of Siyata Mobile, Inc. and Core. Please see the Company’s Form 6-K filed with the SEC on July 10, 2025.

Press Release

Attached as Exhibit 99.1 hereto is a press release issued by the Company on October 3, 2025 announcing the closing of the Merger, the name change, and the effective date of the Share Consolidation.

Item 9.01	Financial Statements and Exhibits.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Certificate of Change of Name, dated October 2, 2025
99.1	Press Release, dated October 3, 2025

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: October 6, 2025	CORE AI HOLDINGS, INC.

	By:	/s/ Aitan Zacharin
	Name:	Aitan Zacharin
	Title:	Chief Executive Officer

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